UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2026

VYNE Therapeutics Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38356	45-3757789
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 125, Stewartsville, NJ	08886
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 775-7936

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	VYNE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On July 10, 2026, VYNE Therapeutics Inc., a Delaware corporation (the “Company”), issued a press release titled “VYNE Therapeutics Declares Special Cash Dividend in Connection with the Proposed Merger with Yarrow Bioscience.” A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1) is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

As previously disclosed, on December 17, 2025, the Company entered into an Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) with Yarrow Bioscience, Inc., a Delaware corporation (“Yarrow”), and Yellow Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Yarrow, with Yarrow continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

On July 10, 2026, the Company’s board of directors declared a special cash dividend to its stockholders in connection with the Merger (the “Cash Dividend”). The Cash Dividend, which VYNE estimates to be an aggregate of $16.5 million, or an estimated $0.38 per share, will be payable in cash to the stockholders and warrant holders of record as of July 22, 2026. The estimated cash dividend is based on VYNE’s good faith calculation of the amount by which VYNE’s net cash, as determined pursuant to the terms of the Merger Agreement prior to the closing of the Merger, will exceed $0. The estimated per share dividend is based on 42,989,506 shares of common stock and common stock equivalents outstanding as of July 9, 2026. The total actual distribution of the amount of the Cash Dividend is scheduled to be paid to VYNE’s transfer agent, in accordance with the Merger Agreement, on July 23, 2026 (the “Dividend Payment Date”), and may be higher or lower than the estimated amount. The transfer agent will distribute the Cash Dividend to stockholders and warrant holders within a few days following the Dividend Payment Date.

Payment of the Cash Dividend is conditioned upon the closing of the Merger. Closing is expected to occur on or about July 24, 2026, assuming that the transaction is approved by the Company’s stockholders and the satisfaction or waiver of all conditions under the Merger Agreement. The Company’s stockholders will consider and vote upon approval of the Merger at the special meeting of the Company’s stockholders scheduled for 10:00 a.m. Eastern Time on July 16, 2026.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning the Company, Yarrow, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger; the expected distribution and payment of the Cash Dividend, including the timing thereof; and other statements that are not historical fact. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting the Company, Yarrow or the proposed transaction will be those that have been anticipated.

The forward-looking statements contained in this communication are based on current expectations and beliefs concerning future developments and their potential effects and therefore subject to other risks and uncertainties. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Merger, including the Company’s failure to obtain stockholder approval for the Merger; risks associated with the uncertainty as to the timing of the consummation of the Merger and the ability of each of the Company and Yarrow to consummate the transactions contemplated by the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger prior to the closing or consummation of the Merger; risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the effect of the completion of the Merger on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the completion of the Merger; legislative, regulatory, political and economic developments; changes in the net cash of the Company and the per share dividend amount, each as determined in accordance with the terms of the Merger Agreement, relative to the currently estimated amounts; and those risks and uncertainties and other factors more fully described in filings with the Securities and Exchange Commission, including reports filed on Form 10-K, 10-Q and 8-K and in other filings made by the Company with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, and with regard to the proposed transaction, are based on the Company’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by the Company, all of which are subject to change. Such forward-looking statements are made as of the date of this communication, and the parties undertake no obligation to update such statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBIT FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Has Been Filed with the SEC

This Current Report on Form 8-K does not substitute for the S-4 (as defined below), proxy statement/prospectus or for any other document that VYNE has filed or may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between VYNE and Yarrow, VYNE has filed relevant materials with the SEC, including a registration statement on Form S-4 (File No.: 333-294804) that contains a proxy statement/prospectus (the “S-4”). VYNE URGES INVESTORS AND STOCKHOLDERS TO READ THE S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VYNE, YARROW, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the S-4 and other documents filed by VYNE with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that VYNE communicates with investors and the public using its website (www.vynetherapeutics.com) and the investor media website (https://vynetherapeutics.com/investors-media) where anyone will be able to obtain free copies of the S-4 and included proxy statement/prospectus and other documents filed by VYNE with the SEC and stockholders are urged to read the S-4 and included proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

VYNE, Yarrow and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about VYNE’s directors and executive officers, including a description of their interests in VYNE, is included in the S-4 and VYNE’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 27, 2026. These documents are available free of charge at the SEC's website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release issued by VYNE Therapeutics Inc. on July 10, 2026, furnished herewith.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VYNE THERAPEUTICS INC.

Date: July 10, 2026	By:	/s/ Mutya Harsch
Mutya Harsch
Chief Legal Officer and General Counsel